

07002175

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-66409

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 6 2007 WASH, D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 **AND ENDING** DECEMBER 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHARTWORTH CAPITAL, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 FLEET STREET
(No. and Street)

PORTSMOUTH (City) NH (state) 03801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VLADIMIR HARRIS 603-766-0478
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth R. George, CPA
(Name - if individual, state *last, first, middle name*)

7 Squire Way (Address) Stratham (City) NH (state) 03885 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I VLADIMIR HARRIS swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARTWORTH CAPITAL, LLC as of DECEMBER 31 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public
LAURA C. SMITH, Notary Public
My Commission Expires May 18, 2010

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTWORTH CAPITAL, LLC

Year Ended December 31, 2006

Table of Contents

To the Partners of
CHARTWORTH CAPITAL, LLC
Portsmouth, New Hampshire

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Chartworth Capital, LLC as of December 31, 2006 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartworth Capital, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Kenneth R. George, CPA

Stratham, New Hampshire
February 9, 2007

Chartworth Capital, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	20,545
Accounts receivable		25,375
Prepaid expenses		1,035
Total assets	$	46,955

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	7,700
Members' equity:		
Members' equity		39,255
Total liabilities and members' equity	$	46,955

See accompanying notes to financial statements.

Chartworth Capital, LLC
Statement of Operations
Year ended December 31, 2006

Revenue:	
Consulting	$ 225,906
Success fees	25,875
Total revenue	251,781
Operating expenses:	
Management fees	192,200
Commissions	15,075
Professional fees	13,594
Registration fees	10,719
Dues and subscriptions	2,150
Other expenses	344
Total operating expenses	234,082
Net income	$ 17,699

See accompanying notes to financial statements.

Chartworth Capital, LLC
Statement of Changes in Members' Equity
Year ended December 31, 2006

	Members' Equity
Balance at December 31, 2005	$ 21,556
Net income	17,699
Balance at December 31, 2006	$ 39,255

See accompanying notes to financial statements.

Chartworth Capital, LLC
Statement of Cash Flows
Year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 17,699
Adjustment to reconcile net income to net cash used in operating activities:	
Decrease in prepaid expenses	3,458
Increase in receivables	(19,775)
Decrease in accounts payable and accrued expenses	(50)
Net cash provided by operating activities	1,332
Cash and cash equivalents, beginning of year	19,213
Cash and cash equivalents, end of year	$ 20,545

See accompanying notes to financial statements.

Chartworth Capital, LLC
Notes to Financial Statements
December 31, 2006

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Chartworth Capital, LLC (the Company) was organized on February 17, 2004. The Company provides merger and acquisition services, and distributes private placements to institutional investors and high net worth individuals. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Revenue Recognition
Success fees and consulting revenue are recognized when earned.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of 90 days or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes
Pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes*", the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1). This Rule requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2006, the Company had net capital of $12,845, which exceeded the required net capital by $7,845. At December 31, 2006, the Company had a ratio of aggregate indebtedness to net capital of .60 to 1.

Chartworth Capital, LLC
Notes to Financial Statements
December 31, 2006

NOTE 3 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2006, the Company paid $192,200 in management fees to Chartworth Management Co., Inc., an affiliated company with common ownership.

NOTE 4 – FOCUS (FORM X-17a-5) REPORT

A copy of the Company's most recent, annually audited Focus X-17a-5 Report (December 31, 2006) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

To the Partners of
CHARTWORTH CAPITAL, LLC
Portsmouth, New Hampshire

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of Chartworth Capital, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kenneth R. George, CPA

Stratham, New Hampshire
February 9, 2007

Chartworth Capital, LLC
Computation of Net Capital and Reconciliation Pursuant to SEC Rule 15c3-1
December 31, 2006

Schedule I

Members' equity	$ 39,255
Non-allowable assets:	
Accounts receivable	25,375
Prepaid expense	1,035
Total non-allowable assets	26,410
Net capital	12,845
Minimum dollar net capital requirement	5,000
Excess net capital	$ 7,845
Aggregate indebtedness	$ 7,700
Ratio of aggregate indebtedness to net capital	0.60

There were no material differences between the unaudited and audited computations of net capital as of December 31, 2006.

Chartworth Capital, LLC
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
December 31, 2006

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).


END